Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust Announces 2007 Canadian and US Tax Information

     CALGARY, Feb. 29 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (VET.UN-TSX) announces the 2007 tax treatment on distributions for unitholders in Canada and the United States.

     Canadian Individual Unitholders:
     --------------------------------

     For the 2007 taxation year, the treatment of distributions is 100% return on capital (taxable income).

     For purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).
     Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions for that taxation year and reported in Box 26 'Other income' on the T3 Supplementary forms, which are mailed to unitholders before
March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust's transfer agent,
Computershare Trust Company of Canada. Beneficial unitholders will receive a
T3 Supplementary form from their broker or other intermediary. The T3 slip will report both the taxable and non-taxable income components of their distributions. The tax deferred, or return of capital component of distributions which is reported in Box 42 "Amount Resulting in Cost Base
Adjustment" reduces the unitholder's adjusted cost base of trust units.
     Unitholders who hold their investment in a Registered Retirement Savings
Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or
Registered Education Savings Plan need not report any income related to trust unit distributions on their 2007 income tax return.

     <<
     The following table sets out the allocation of the Canadian 2007 monthly distributions:

                                                            Tax       Taxable
                                            Total      Deferred        Amount
     Payment Date       Record Date  Distribution        Amount       (Income)
     -------------------------------------------------------------------------
     Feb 15/07            Jan 31/07       0.17000       0.00000       0.17000
     Mar 15/07            Feb 28/07       0.17000       0.00000       0.17000
     Apr 13/07            Mar 30/07       0.17000       0.00000       0.17000
     May 15/07            Apr 30/07       0.17000       0.00000       0.17000
     Jun 15/07            May 31/07       0.17000       0.00000       0.17000
     Jul 13/07            Jun 29/07       0.17000       0.00000       0.17000
     Aug 15/07            Jul 31/07       0.17000       0.00000       0.17000
     Sep 14/07            Aug 31/07       0.17000       0.00000       0.17000
     Oct 15/07            Sep 28/07       0.17000       0.00000       0.17000
     Nov 15/07            Oct 31/07       0.17000       0.00000       0.17000
     Dec 14/07            Nov 30/07       0.17000       0.00000       0.17000
     Jan 15/08            Dec 31/07       0.19000       0.00000       0.19000
     -------------------------------------------------------------------------
                                          2.06000       0.00000       2.06000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     United States Individual Unitholders:
     -------------------------------------

     We believe the Trust should be treated as a qualified corporation and the units are equity for United States tax purposes. The Trust has calculated that
100% of the distributions paid in 2007 are dividends that are "Qualifying
Dividends". The taxability of distributions for US purposes is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon 2007 current and accumulated earnings in accordance with U.S. tax law.
     Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the
Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2007 should be available through your broker or other intermediary and is not provided by Vermilion.
     Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

     Summary
     -------

     The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Vermilion trust units. Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

     Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto
Stock Exchange under the symbol VET.UN

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Curtis W. Hicks, C.A., Executive VP & CFO, Paul
Beique, Director Investor Relations, 2800, 400 - 4th Avenue S.W. - Calgary,
Alberta, T2P 0J4, TEL (403) 269-4884, FAX (403) 264-6306, TOLL FREE
1-866-895-8101, investor_relations(at)vermilionenergy.com,
www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 11:25e 29-FEB-08